Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven
Leaders Edge Series IV
Prospectus and annual product notice supplement dated May 1, 2026
The following supplements and amends the prospectus and annual product notice for the above-mentioned Contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the prospectus or annual product notice.
NOTICE OF FUND SUBSTITUTION
We have applied for and received an order from the U.S. Securities and Exchange Commission approving the substitution of certain underlying mutual funds under the Contracts (the “Substitution”). At the close of business on September 4, 2026 (the “Substitution Date”), shares of each “Existing Fund” will be substituted with shares of the corresponding “Replacement Fund,” as set forth in the table below.

Existing Fund	Replacement Fund
AB VPS Discovery Value Portfolio - Class B	Franklin Small Cap Value VIP Fund - Class 2
AB VPS International Value Portfolio - Class B	Putnam VT International Value Fund - Class IB
AB VPS Relative Value Portfolio - Class B	Putnam VT Large Cap Value Fund - Class IB
Invesco V.I. American Franchise Fund - Series II	Putnam VT Large Cap Growth Fund - Class IB
Invesco V.I. Core Equity Fund - Series II	Putnam VT Core Equity Fund - Class IB
Invesco V.I. Discovery Large Cap Fund - Series II	Putnam VT Large Cap Growth Fund - Class IB
Invesco V.I. EQV International Equity Fund - Series II	Putnam VT Focused International Equity Fund - Class IB
Invesco V.I. Government Money Market Fund - Series I	Putnam VT Government Money Market Fund - Class IA
Invesco V.I. Government Securities Fund - Series I	Franklin U.S. Government Securities VIP Fund - Class 1
Invesco V.I. Growth and Income Fund - Series II	Putnam VT Large Cap Value Fund - Class IB
Invesco V.I. Main Street Mid Cap Fund - Series II	Putnam VT Core Equity Fund - Class IB
MFS® Growth Series - Service Class	Putnam VT Large Cap Growth Fund - Class IB
MFS® Investors Trust Series - Service Class	Putnam VT Core Equity Fund - Class IB
MFS® Total Return Series - Service Class	Putnam VT Global Asset Allocation Fund - Class IB
MFS® Value Series - Service Class	Putnam VT Large Cap Value Fund - Class IB
Each Existing Fund will be closed to new investment (i.e., allocations of new premium payments and transfers) under the Contract after September 4, 2026. Each Replacement Fund will be available for new investment (i.e., allocations of new premium payments and transfers) under the Contract on or about September 8, 2026. Please see Appendix A.1 to review a list of investment options by product.
Information regarding each Replacement Fund, including (i) its name, (ii) its type, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in Appendix A in your prospectus or updating summary prospectus. Each Replacement Fund has also issued a prospectus that contains more detailed information about the Fund. Prospectuses for the Replacement Funds may be obtained free of charge by visiting the website listed in Appendix A of your prospectus or updating summary prospectus or by contacting us as instructed below.
On the Substitution Date, any Contact Value allocated to the Sub-Account investing in an Existing Fund (an “Existing Fund Sub-Account”) will be automatically transferred to the Sub-Account investing in the corresponding Replacement Fund (a “Replacement Fund Sub-Account”).
The Substitution will be effected at the relative net asset values of the Existing Funds’ and the Replacement Funds’ shares. Your Contract Value immediately prior to the Substitution will equal your Contract Value immediately after the Substitution. Contract Values will be automatically transferred without charge and without being subject to any limitations on transfers. There will be no tax consequences for you as a result of the Substitution. The Substitution will be performed at no cost to you. The fees and charges under your Contract will not increase as a result of the Substitution. Your rights and our obligations under your Contract will not be altered in any way.

For any optional benefit subject to investment restrictions, on the Substitution Date, the investment restrictions will be updated such that any eligible Existing Fund Sub-Account will be replaced by the corresponding Replacement Fund Sub-Account as an eligible investment option. See Appendix A of your prospectus or summary prospectus. The Substitution will not cause your optional benefit, if any, to be in violation of any applicable investment restrictions.
Please note the following important information about your free transfer rights:
•From the date of this Supplement through the Substitution Date, you may make a free transfer of Contract Value from any Existing Fund Sub-Account to any other Sub-Account available under your Contract. For 30 days after the Substitution Date, you may make a free transfer of Contract Value from any Replacement Fund Sub-Account to any other Sub-Account available under your Contract. Any such transfer will be free of charge and will not count against any restrictions or limits on the number of transfers that may be performed under your Contract, except that market timing policies and procedures and optional benefit investment restrictions will apply.
•If you own an optional benefit subject to investment restrictions: You are not permitted to transfer Contract Value to any ineligible investment options. Your optional benefit will be automatically terminated, in accordance with its terms, if you violate the applicable investment restrictions, including as a result of a pre- or post-Substitution transfer.
•Except as described above, we will not otherwise exercise any rights reserved by us under the Contract to impose additional restrictions on transfers from the date of this Supplement until at least 30 days after the Substitution Date.
Additional Information Related to the Substitution:
•Unless you provide us with new instructions in good order, on the Substitution Date:
◦Your standing instructions for future premium payments or withdrawals will be automatically updated to replace any Existing Fund Sub-Account with the corresponding Replacement Fund Sub-Account.
◦If you are participating in any automatic transfer, rebalancing, or withdrawal program, your program instructions will be automatically updated to replace any Existing Fund Sub-Account with the corresponding Replacement Fund Sub-Account and your participation in such program will continue without interruption.
•For any asset allocation models under the Contract, any Existing Fund Sub-Account that comprises a model will be replaced by the corresponding Replacement Fund Sub-Account. If you are participating in any such model, your participation will continue without interruption.
You may submit transfer requests, request copies of the Replacement Funds’ prospectuses, or provide updated instructions by mailing Talcott Resolution at PO Box 14293, Lexington, KY 40512-4293; calling 1-800-862-6668; or e-mailing asccontactus@talcottresolution.com.
If you have any questions regarding the Substitution, please call us at 1-800-862-6668.
HV-8227

2

LEADERS EDGE VARIABLE ANNUITY SERIES IV
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY

Annual Product Notice for Existing Investors
May 1, 2026

This product notice provides updated information about Leaders Edge variable annuity Series IV, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life and Annuity Insurance Company (“Talcott Resolution,” “we, ”us,” ”our”) .
The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in surrender charges, federal and state income taxes, and a 10% federal penalty tax. Withdrawals will also reduce death benefits and other guaranteed benefits under the contract.
The contract is a complex investment and involves risks, including potential loss of principal. All guarantees and obligations under the contract are subject to the financial strength and claims-paying ability of Talcott Resolution.
The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416589471. You can also obtain this information at no cost by contacting us as instructed below.
Additional information about certain investment products, including variable and fixed annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b. Emailing:     asccontactus@cognisurance.com
c. Visiting:     www.talcottresolution.com

Page
Special Terms Used in this Product Notice	2
Updated Information About Your Contract	2
Important Information You Should Consider About the Contract	2
Appendix A - Investment Options Available Under the Contract	APP A-1
Appendix B - Financial Intermediary Variations	APP B-1

Special Terms Used in this Product Notice

Contract Owner	The owner or holder of the contact including any joint owner(s) (or ”you”).
Contract Value	The total value of your allocations to the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. In your Contract, the FAF maybe called the Fixed Account. The FAF was not offered in all Contracts and is not available in all states. Effective October 4, 2013, we no longer accept new allocations or premium payments to the FAF except for contracts issued in Massachusetts.
Fund	A registered investment company or a series thereof in which assets of a Sub-Account may be invested.
Payment Base	The amount used to determine benefit payments under certain optional benefits under the contract.
Premium Payment	Money sent to us to be invested in your Contract.
Sub-Accounts	The variable investment options under the Contract, also referred to as Fund options.
Sub-Account Value	The value of your allocations to the Sub-Accounts.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:
• At the close of business on September 4, 2026, the Company intends to substitute shares of certain underlying mutual funds under the Contract with shares of certain replacement funds (the “Substitution”). Additional information regarding the Substitution, including a list of existing funds and corresponding replacement funds, as well as your free transfer rights, is provided in the Notice of Substitution, also dated May 1, 2026, that supplements this annual product notice.

Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Are there Charges for Early Withdrawals?	No. There are no surrender charges.			2. Synopsis 5. The Contract - b. Charges and Fees - Sales Charges
Are there Transaction Charges?
Yes. A Sales Load of up to 5.5% applies to all Premium Payments. Other than Sales Loads on Premium Payments, there are no charges for other contract transactions (e.g., transferring money between investment options).
2. Synopsis 5. The Contract - b. Charges and Fees - Sales Charges
Are there Ongoing Fees and Expenses?
Yes. The table below describes the current fees and expenses of the contract that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner. If such charges were reflected, the fees and expenses would be higher.
2. Synopsis 5. The Contract - b. Charges and Fees
	Annual Fee	Minimum	Maximum
	Base Contract (varies by contract class)	0.75%¹	0.75%¹
	Investment Options (fund fees and expenses)	0.38%²	1.60%²
2

	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.75%[3]	2.50%[4]

1 As a percentage of average daily Contract Value. Includes the Mortality and Expense Risk Charge and Administrative Charge, plus a percentage attributable to the Annual Maintenance Fee. In addition to base contract fees, B Share contracts are also subject to an annual Premium Based Charge equal to 0.50% (as a percentage of Remaining Gross Premiums invested in the Fund Options).
2 As a percentage of Fund net assets.
3 As a percentage of average daily Contract Value or Payment Base depending on the optional benefit selected.
4 As a percentage of Payment Base.

Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $1,306	Highest Annual Cost: $4,160
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive Fund fees and expenses	•Most expensive combination of optional benefits and Fund fees and expenses
	•No optional benefits	•No surrender charges
	•No surrender charges	•No additional premium payments, transfers or withdrawals
•No additional premium payments, transfers or withdrawals

	RISKS			Location in Prospectus
Is there a Risk of Loss from Poor Performance?s	Yes. You can lose money by investing in this contract, including loss of principal.			2. Synopsis 3. General Information - Fixed Accumulation Feature 5. The Contract b. Charges and Fees - Sales Charges Appendix Tax
Is this a Short-Term Investment?
No.
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees are generally more beneficial to investors with a long-time horizon.
•Withdrawals may be subject to taxes, and a 10% penalty tax may be applied to Surrenders before age 59½.

What are the Risks Associated with Investment Options?
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the available investment options before making an investment decision.

What are the Insurance Company Risks?	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by calling 1-800-862-6668.
	RESTRICTIONS			Location in Prospectus
3

Are there Restrictions on the Investment Options?
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
•Except for contracts issued in certain states, we no longer accept new allocations or premiums payments into the FAF.
•The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
3. General Information 5. The Contract - a. Purchases and Contract Value
Are there Restrictions on Contract Benefits?
Yes.
•Optional benefits may further limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.
•Withdrawals may significantly reduce the death benefit.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or result in termination of the benefit.
•Contract benefits may not be modified or terminated by us, except as otherwise provided.
•If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
•The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
6. Optional Death Benefits a. MAV Plus Appendix Tax Appendices D-G
	TAXES	Location in Prospectus
What are the Contract’s Tax Implications?
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59½.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
7. Miscellaneous - e. How Contracts Are Sold
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contract's, that it is better for you to purchase the new contract rather than continue to own your existing contract.	5. The Contract a. Purchases and Contract Value - Replacement of Annuities
4

Appendix A — Investment Options Available Under the Contract
The following is a list of Funds available under the contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at: https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416589471.
Availability of Funds may vary by employer. Participants should reference their plan documents for a list of available Funds.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@cognisurance.com.
The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Depending on the optional benefits you choose, you may not be able to invest in certain investment options, as noted below under "Optional Rider Investment Restrictions."

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Allocation	AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.95%*	17.36%	5.64%	6.74%
U.S. Equity	AB VPS Discovery Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.06%	2.64%	8.48%	8.27%
International Equity	AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.17%	41.27%	10.19%	6.37%
U.S. Equity	AB VPS Relative Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.86%	10.20%	11.15%	10.30%
Allocation	American Funds Asset Allocation Fund - Class 4 Adviser: Capital Research and Management Company	0.79%	15.59%	8.70%	9.50%
Fixed Income	American Funds Capital World Bond Fund - Class 4 Adviser: Capital Research and Management Company	0.98%	9.03%	(2.76)%	0.97%
International Equity	American Funds Capital World Growth and Income Fund - Class 4 Adviser: Capital Research and Management Company	0.91%*	24.46%	10.01%	10.74%
International Equity	American Funds Global Growth Fund - Class 4 Adviser: Capital Research and Management Company	0.90%*	21.34%	7.97%	11.89%
International Equity	American Funds Global Small Capitalization Fund - Class 4 Adviser: Capital Research and Management Company	1.15%*	14.33%	0.23%	6.96%
U.S. Equity	American Funds Growth Fund - Class 4 Adviser: Capital Research and Management Company	0.83%	19.93%	13.09%	17.67%
U.S. Equity	American Funds Growth-Income Fund - Class 4 Adviser: Capital Research and Management Company	0.78%	17.77%	13.62%	13.63%
International Equity	American Funds International Fund - Class 4 Adviser: Capital Research and Management Company	0.97%*	26.41%	3.14%	6.73%
International Equity	American Funds New World Fund - Class 4 Adviser: Capital Research and Management Company	1.07%*	27.93%	5.06%	8.98%
Fixed Income	American Funds The Bond Fund of America - Class 4 Adviser: Capital Research and Management Company	0.72%*	6.98%	(0.38)%	2.11%
U.S. Equity	American Funds Washington Mutual Investors Fund - Class 4 Adviser: Capital Research and Management Company	0.75%*	16.90%	13.60%	12.08%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.79%	21.19%	15.08%	15.49%
U.S. Equity	Fidelity® VIP Dynamic Capital Appreciation Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.98%	18.49%	13.38%	14.58%
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.80%	14.61%	13.41%	17.15%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.80%	11.49%	9.83%	10.31%
U.S. Equity	Fidelity® VIP Value Strategies Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.84%	7.70%	11.87%	10.54%
U.S. Equity	Franklin DynaTech VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	0.98%	17.90%	8.96%	13.95%
Allocation	Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	0.82%	12.43%	7.54%	7.19%
International Equity	Franklin Mutual Global Discovery VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	1.26%	23.25%	11.88%	8.41%
Allocation	Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	1.05%	11.45%	9.11%	7.43%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	0.91%*	7.65%	8.86%	9.81%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	1.01%*	7.49%	8.75%	9.71%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.19%	2.40%	0.92%	9.78%
Fixed Income	Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.18%*	7.05%	1.81%	3.00%
Fixed Income	Franklin U.S. Government Securities VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	0.54%	7.01%	0.26%	1.39%
	Note: Available for investments on or about September 8, 2026.
Allocation	Hartford Balanced HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.66%	12.14%	8.20%	8.97%
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.67%	13.72%	9.96%	11.93%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.59%	14.32%	12.07%	13.46%
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.66%	17.49%	12.68%	12.48%
International Equity	Hartford International Opportunities HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.76%	30.41%	6.86%	8.14%
U.S. Equity	Hartford MidCap HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.76%	(0.38)%	0.24%	8.05%
U.S. Equity	Hartford Small Cap Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.66%	6.83%	1.27%	8.66%
U.S. Equity	Hartford Small Company HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.81%	12.96%	0.71%	10.55%
U.S. Equity	Hartford Stock HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.52%	7.97%	8.44%	10.98%
Fixed Income	Hartford Total Return Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.51%	7.30%	(0.04)%	2.75%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.45%	4.51%	2.88%	2.21%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
U.S. Equity	Invesco V.I. American Franchise Fund - Series II Adviser: Invesco Advisers, Inc.	1.10%	11.39%	10.08%	14.58%
U.S. Equity	Invesco V.I. American Value Fund - Series II Adviser: Invesco Advisers, Inc.	1.14%	20.76%	17.56%	12.01%
Allocation	Invesco V.I. Balanced Risk Allocation Fund - Series II Adviser: Invesco Advisers, Inc.	1.13%*	8.69%	2.27%	4.91%
U.S. Equity	Invesco V.I. Core Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.05%	15.89%	12.52%	11.46%
U.S. Equity	Invesco V.I. Discovery Large Cap Fund - Series II Adviser: Invesco Advisers, Inc.	1.05%*	12.53%	11.43%	13.95%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series II Adviser: Invesco Advisers, Inc.	1.11%	4.53%	3.64%	11.10%
International Equity	Invesco V.I. EQV International Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.15%	16.23%	3.42%	5.96%
International Equity	Invesco V.I. Global Fund - Series II Adviser: Invesco Advisers, Inc.	1.06%	15.01%	7.01%	10.72%
Money Market	Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	0.38%	4.03%	3.05%	1.96%
Fixed Income	Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	0.70%	7.37%	0.04%	1.60%
U.S. Equity	Invesco V.I. Growth and Income Fund - Series II Adviser: Invesco Advisers, Inc.	1.00%	15.30%	12.56%	10.46%
Fixed Income	Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	0.92%	6.73%	3.64%	4.83%
U.S. Equity	Invesco V.I. Main Street Fund - Series II Adviser: Invesco Advisers, Inc.	1.05%*	15.64%	12.19%	12.25%
U.S. Equity	Invesco V.I. Main Street Small Cap Fund - Series II Adviser: Invesco Advisers, Inc.	1.09%	8.44%	8.07%	10.31%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.21%	7.83%	7.06%	9.28%
Fixed Income	Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.98%	8.32%	2.09%	4.72%
U.S. Equity	Lord Abbett Dividend Growth Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.99%*	15.98%	12.34%	13.06%
U.S. Equity	Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.93%	17.29%	13.35%	11.12%
U.S. Equity	MFS® Growth Series - Service Class Adviser: Massachusetts Financial Services Company	0.98%*	11.90%	10.82%	15.31%
U.S. Equity	MFS® Investors Trust Series - Service Class Adviser: Massachusetts Financial Services Company	0.99%*	13.32%	11.06%	12.21%
Fixed Income	MFS® Total Return Bond Series - Service Class Adviser: Massachusetts Financial Services Company	0.78%*	6.94%	(0.09)%	2.38%
Allocation	MFS® Total Return Series - Service Class Adviser: Massachusetts Financial Services Company	0.86%*	10.92%	6.16%	7.36%
U.S. Equity	MFS® Value Series - Service Class Adviser: Massachusetts Financial Services Company	0.94%*	12.77%	9.69%	9.77%
U.S. Equity	Morgan Stanley VIF Discovery Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc.	1.05%*	12.44%	(5.46)%	14.04%
U.S. Equity	Putnam VT Core Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.92%	16.81%	15.96%	15.20%
	Note: Available for investments on or about September 8, 2026.
Fixed Income	Putnam VT Diversified Income Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	1.03%	8.58%	1.81%	3.03%
International Equity	Putnam VT Focused International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	1.03%*	36.44%	9.13%	9.38%
APP A-3

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
	Note: Available for investments on or about September 8, 2026.
Allocation	Putnam VT Global Asset Allocation Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC, Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	1.09%*	14.38%	8.39%	8.43%
Money Market	Putnam VT Government Money Market Fund - Class IA** Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.44%	3.93%	2.95%	1.86%
	Note: Available for investments on or about September 8, 2026.
International Equity	Putnam VT International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	1.06%	37.68%	9.28%	8.13%
International Equity	Putnam VT International Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	1.06%	34.68%	12.49%	8.87%
U.S. Equity	Putnam VT Large Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.88%	14.34%	13.44%	17.67%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.79%	20.35%	15.38%	13.30%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Putnam VT Small Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	1.03%	5.27%	10.99%	9.13%
International Equity	Templeton Emerging Markets VIP Fund - Class 4 (formerly Templeton Developing Markets VIP Fund) Adviser: Templeton Asset Management Ltd.	1.47%	46.09%	5.34%	10.28%
International Equity	Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	1.18%*	28.97%	8.14%	5.64%
Fixed Income	Templeton Global Bond VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	0.85%*	15.56%	(1.05)%	(0.25)%
International Equity	Templeton Growth VIP Fund - Class 4 Adviser: Templeton Global Advisors Limited	1.22%*	23.71%	7.84%	6.93%

*	As noted, annual expenses reflect a contractual fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact Value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract Value is allocated to a money market Sub-Account, that portion of the value of your Contract Value may decrease in value.

The following is the fixed option currently available under the Contract. We may change the features of the fixed option listed below, offer new fixed options, and terminate existing fixed options. We will provide you with written notice before doing so.

Name	Term	Minimum Guaranteed Interest Rate
Fixed Accumulation Feature	N/A	1.5%
APP A-4

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

Leaders Edge 4

The Portfolio Planner Models
The following model(s) (introduced as of May 2, 2022) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	2022 Series 109	2022 Series 209	2022 Series 309	2022 Series 409	2022 Series 509
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%	3%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%	4%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford Small Company HLS Fund	2%	2%	3%	3%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Putnam VT International Equity Fund	9%	12%	15%	18%	21%
Total	100%	100%	100%	100%	100%

APP A-5

Optional Benefit Investment Restrictions

1. Investment Restrictions For the Following Optional Benefits
Lifetime Income Builder II    Lifetime Income Builder Selects
Lifetime Income Foundation

Applicable To The Following Contracts*
Leaders Edge 4

*Investment restrictions may not apply depending on state of issuance. See "State Variations" in the prospectus.

The Investment Restrictions
You must allocate amounts invested in the Sub-Accounts. In accordance with one of the following three investment restriction options: (1) Self Select; (2) Asset Allocation Models; or (3) Investment Models. You must elect to rebalance your allocations quarterly. Percentage allocations apply to value in the Sub-Accounts.

(1) SELF SELECT
Satisfy each of the following three categories:

Category 1:	Fixed Income Rule: Minimum 40% of allocation Maximum of 100% of allocation*
Category 2:	Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation, maximum 20% in any one fund
Category 3:	Limited Investment Options (Equity, Multi-Asset, or Bond) Rule: Maximum 20% of allocation, maximum of 10% in any one fund

Category 1: Fixed Income Rule: Minimum 40% of allocation Maximum of 100% of allocation*
•	American Funds The Bond Fund of America	•	Invesco V.I. Government Securities Fund
•	Hartford Total Return Bond HLS Fund	•	Invesco V.I. High Yield Fund
•	Hartford Ultrashort Bond HLS Fund	•	MFS Total Return Bond Series
•	Invesco V.I. Government Money Market Fund

*If you have 100% allocation to the FAF on and after October 4, 2013 you will comply with these investment restrictions for as long as your allocation remains at 100% to the FAF. Please remember that effective October 4 2013, the FAF was closed to new allocations or Premium Payments (with limited state exclusions). Therefore, if you move any money out of the FAF and into the Sub-Accounts you will not be able to move it back into the FAF AND your Sub-Account allocations must comply with these investment restrictions in order to prevent the termination of your living benefit rider.

Category 2: Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation in any combination of the following funds, maximum 20% in any one of the following funds
•	AB VPS Balanced Hedged Allocation Portfolio	•	Hartford Stock HLS Fund
•	AB VPS International Value Portfolio	•	Invesco V.I. American Franchise Fund
•	AB VPS Relative Value Portfolio	•	Invesco V.I. Balanced Risk Allocation Fund
•	American Funds Asset Allocation Fund	•	Invesco V.I. Discovery Large Cap Fund
•	American Funds Capital World Growth and Income Fund	•	Invesco V.I. Core Equity Fund
•	American Funds Global Growth Fund	•	Invesco V.I. EQV International Equity Fund
•	American Funds Growth Fund	•	Invesco V.I. Global Fund
•	American Funds Growth-Income Fund	•	Invesco V.I. Growth and Income Fund
•	American Funds Washington Mutual Investors Fund	•	Invesco V.I. Main Street Fund
•	Fidelity VIP Contrafund Portfolio	•	Lord Abbett Dividend Growth Portfolio
•	Fidelity VIP Dynamic Capital Appreciation Portfolio	•	Lord Abbett Growth & Income Portfolio
•	Fidelity VIP Growth Portfolio	•	MFS Growth Series
•	Franklin DynaTech VIP Fund	•	MFS Investors Trust Series
•	Franklin Income VIP Fund	•	MFS Total Return Series
APP A-6

•	Franklin Mutual Global Discovery VIP Fund	•	MFS Value Series
•	Franklin Mutual Shares VIP Fund	•	Putnam VT Global Asset Allocation Fund
•	Hartford Balanced HLS Fund	•	Putnam VT International Equity Fund
•	Hartford Capital Appreciation HLS Fund	•	Putnam VT International Value Fund
•	Hartford Disciplined Equity HLS Fund	•	Templeton Foreign VIP Fund
•	Hartford Dividend and Growth HLS Fund

Category 3: Limited Investment Options (Equity, Multi-Asset, or Bond) Rule: Maximum 20% of allocation in any combination of the following funds, maximum of 10% in any one of the following funds
•	AB VPS Small/Mid-Cap Value Portfolio	•	Hartford Small Company HLS Fund
•	American Funds Capital World Bond Fund	•	Invesco V.I. American Value Fund
•	American Funds Global Small Capitalization Fund	•	Invesco V.I. Discovery Mid Cap Growth Fund
•	American Funds International Fund	•	Invesco V.I. Main Street Small Cap Fund
•	American Funds New World Fund	•	Invesco V.I. Small Cap Equity Fund
•	Fidelity VIP Mid Cap Portfolio	•	Lord Abbett Bond-Debenture Portfolio
•	Fidelity VIP Value Strategies Portfolio	•	Morgan Stanley VIF Discovery Portfolio
•	Franklin Small Cap Value VIP Fund	•	Putnam VT Diversified Income Fund
•	Franklin Small-Mid Cap Growth VIP Fund	•	Putnam VT Small Cap Value Fund
•	Franklin Strategic Income VIP Fund	•	Templeton Emerging Markets VIP Fund (formerly Templeton Developing Markets VIP Fund)
•	Hartford International Opportunities HLS Fund	•	Templeton Global Bond VIP Fund
•	Hartford MidCap HLS Fund	•	Templeton Growth VIP Fund
•	Hartford Small Cap Growth HLS Fund

(2) ASSET ALLOCATIONS MODELS

As of May 2, 2022, the following models are available:

Fund	2022 Series 109	2022 Series 209	2022 Series 309	2022 Series 409
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%
American Funds Growth Fund	5%	6%	8%	10%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%
Hartford Small Company HLS Fund	2%	2%	3%	3%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%
Invesco V.I. High Yield Fund	10%	8%	7%	5%
Putnam VT International Equity Fund	9%	12%	15%	18%
Total	100%	100%	100%	100%

APP A-7

(3) INVESTMENT MODELS

Series 7009
Fund
Franklin Mutual Global Discovery VIP Fund	20%
Franklin Mutual Shares VIP Fund	20%
Franklin Small-Mid Cap Growth VIP Fund	10%
MFS Total Return Bond Series	40%
Templeton Growth VIP Fund	10%
Total	100%

Series 7010
Fund
Hartford Dividend & Growth HLS Fund	20%
Invesco V.I. International Growth Fund	10%
MFS Growth Series	20%
MFS Total Return Bond Series	40%
Templeton Foreign VIP Fund	10%
Total	100%

Series 7011
Fund
Hartford Capital Appreciation HLS Fund	20%
Hartford Dividend and Growth HLS Fund	20%
Hartford International Opportunities HLS Fund	10%
Hartford Small Company HLS Fund	10%
Hartford Total Return Bond HLS Fund	40%
Total	100%

Series 7018
Fund
American Funds Global Small Capitalization Fund	10%
American Funds Growth Fund	20%
American Funds Growth-Income Fund	20%
American Funds International Fund	10%
American Funds The Bond Fund of America	40%
Total	100%

APP A-8

II. Investment Restrictions For
Lifetime Income Builder Portfolios

Applicable To The Following Contracts*
Leaders Edge 4

*Investment restrictions may not apply depending on state of issuance. See "State Variations" in the prospectus.

The Investment Restrictions
You must allocate amounts invested in the Sub-Accounts. In accordance with one of the following three investment restrictions options: (1) Investment Strategy Models; (2) Portfolio Planner Asset Allocation Models; or (3) Individual Sub-Accounts. You must elect to rebalance your allocations quarterly. Percentage allocations apply to value in the Sub-Accounts.

(1) INVESTMENT STRATEGY MODELS

Series 8001
Fund
Hartford Capital Appreciation HLS Fund	33%
Hartford Dividend and Growth HLS Fund	33%
Hartford Total Return Bond HLS Fund	34%
Total	100%

Series 8002
Fund
Franklin Income VIP Fund	34%
Franklin Mutual Shares VIP Fund	33%
Templeton Growth VIP Fund	33%
Total	100%

Series 8047
Fund
American Funds International Fund	25%
Franklin Income VIP Fund	25%
Hartford Growth Opportunities HLS Fund	25%
Hartford Total Return Bond HLS Fund	25%
Total	100%

Series 8050
Fund
American Funds Global Small Capitalization Fund	10%
American Funds Growth Fund	25%
American Funds Growth-Income Fund	25%
American Funds International Fund	15%
American Funds The Bond Fund of America	25%
Total	100%

APP A-9

(2) PORTFOLIO PLANNER ASSET ALLOCATION MODELS

Select one of the following investment models:

Fund	2022 Series 109	2022 Series 209	2022 Series 309	2022 Series 409	2022 Series 509
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%	3%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%	4%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford Small Company HLS Fund	2%	2%	3%	3%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Putnam VT International Equity Fund	9%	12%	15%	18%	21%
Total	100%	100%	100%	100%	100%

(3) INDIVIDUAL SUB-ACCOUNTS

Allocate 100% to any one of these funds, any combination of these funds, or all of the funds.

AB VPS Balanced Hedged Allocation Portfolio
Hartford Balanced HLS Fund
Hartford Ultrashort Bond HLS Fund
Invesco V.I. Balanced Risk Allocation Fund
Invesco V.I. Government Money Market Fund
Lord Abbett Dividend Growth Portfolio
MFS Total Return Series

APP A-10

Appendix B — Financial Intermediary Variations
There may be variations in the availability of investment options, Contract benefits, and other Contract features described in this prospectus—including restrictions, limitations, and other variations—which may apply depending on the broker-dealer through which your Contract was sold or continues to be serviced. For example, your financial professional may not recommend a particular investment option or Contract benefit to you. Any such variations are unknown to us. Furthermore, based on several considerations ( e.g. , that we do not administer financial intermediary variations, the large number of broker-dealers through whom the Contracts were distributed, and the terms of our existing selling agreements), we cannot identify any such variations, if any, with unreasonable effort or incurring unreasonable expense.

You should discuss with your financial professional any limitations, restrictions, or other variations related to the investment options, Contract benefits, or other Contract features available to you through your broker-dealer.

* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier :    C000061168
APP B-1